

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2021

Chris Anthony
Chief Executive Officer
Aptera Motors Corp
5825 Oberlin Drive, Suite 7
San Diego, CA 92121

       Re: Aptera Motors Corp
           Offering Statement on Form 1-A
           Post-qualification Amendment No. 1
           Filed August 4, 2021
           File No. 024-11479

Dear Mr. Anthony:

      This is to advise you that we do not intend to review your amendment.

      We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Manufacturing

cc: Jamie Ostrow